No. 812-14760

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE

PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY

ACT OF 1940 AND RULE 17d-1.

ALCENTRA CAPITAL CORPORATION, Alcentra Middle Market Fund IV, L.P.,

ALCENTRA NY, LLC, ALCENTRA BDC EQUITY HOLDINGS, LLC,

THE DREYFUS CORPORATION, DREYFUS ALCENTRA GLOBAL CREDIT INCOME 2024 TARGET TERM FUND, INC.

200 Park Avenue, 7th Floor

New York, NY 10166

(212) 922-8240

STEADFAST ALCENTRA GLOBAL CREDIT FUND,

STEADFAST INVESTMENT ADVISER, LLC

18100 Von Karman Avenue, Suite 500

Irvine, CA 92612

(877) 567-7246

All Communications, Notices and Orders to:

David P. Scopelliti Alcentra Capital Corporation President and Chief Executive Officer 200 Park Avenue, 7th Floor New York, New York 10166 (212) 922-8240	Jeff S. Prusnofsky, Esq. Dreyfus Alcentra Global Credit Income 2024 Target Term Fund, Inc. Vice President 200 Park Avenue New York, New York 10166 (212) 922-6796	Christopher Hilbert Steadfast Alcentra Global Credit Fund Chief Executive Officer 18100 Von Karman Avenue, Suite 500 Irvine, CA 92612 (877) 567-7246

Copies to:

Steven B. Boehm, Esq. Harry S. Pangas, Esq. Anne G. Oberndorf, Esq. Eversheds Sutherland (US) LLP 700 Sixth Street, N.W. Washington, D.C. 20001	David Stephens, Esq. Nicole M. Runyan, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036	Heath D. Linsky, Esq. Lauren B. Prevost, Esq. Owen J. Pinkerton, Esq. Morris, Manning & Martin, LLP 1600 Atlanta Financial Center 3343 Peachtree Road, N.E. Atlanta, Georgia 30326-1044 (404) 233-7000

October 27, 2017

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UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
)
ALCENTRA CAPITAL CORPORATION	)	SECOND AMENDED AND RESTATED
Alcentra Middle Market Fund IV, L.P.	)	APPLICATION FOR AN ORDER UNDER
ALCENTRA NY, LLC	)	SECTIONS 17(d) AND 57(i) OF THE
ALCENTRA BDC EQUITY HOLDINGS, LLC	)	INVESTMENT COMPANY ACT OF 1940
	)	AND RULE 17d-1 UNDER THE
David P. Scopelliti	)	INVESTMENT COMPANY ACT OF 1940
President and Chief Executive Officer	)	PERMITTING CERTAIN JOINT
Alcentra Capital Corporation	)	TRANSACTIONS OTHERWISE PROHIBITED
200 Park Avenue, 7th Floor	)	BY SECTIONS 17(d) AND 57(a)(4) OF THE
New York, New York 10166)		INVESTMENT COMPANY ACT OF 1940
	)	AND RULE 17d-1.
THE DREYFUS CORPORATION
DREFYFUS ALCENTRA GLOBAL CREDIT INCOME
2024 TARGET TERM FUND, INC.

Jeff S. Prusnofsky, Esq.
Vice President
Dreyfus Alcentra Global Credit Income 2024 Target Term Fund,
Inc.
200 Park Avenue
New York, New York 10166

STEADFAST ALCENTRA GLOBAL CREDIT FUND	)
STEADFAST INVESTMENT ADVISER, LLC	)
)
Christopher Hilbert	)
Chief Executive Officer	)
Steadfast Alcentra Global Credit Fund	)
18100 Von Karman Avenue, Suite 500)
Irvine, CA 92612)
(877) 567-7246)
)
File No. 812-14760)
Investment Company Act of 1940)

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INTRODUCTION

The following entities hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”),1 and Rule 17d-1 thereunder,2 authorizing certain joint transactions that may otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the Act:

•	Alcentra Capital Corporation (the “Company”),

•	Steadfast Alcentra Global Credit Fund (“Steadfast Alcentra”),

•	Dreyfus Alcentra Global Credit Income 2024 Target Term Fund, Inc. ("DCF" and, collectively with the Company and Steadfast Alcentra, the “Existing Regulated Funds”),

•	Alcentra BDC Equity Holdings, LLC (the “Subsidiary”),

•	Alcentra Middle Market Fund IV, L.P. (the “Existing Co-Investment Affiliate”),

•	Alcentra NY, LLC (“Alcentra NY”),

•	Steadfast Investment Adviser, LLC (“Steadfast Adviser”), and

•	The Dreyfus Corporation (“Dreyfus,” and together with the Existing Regulated Funds, the Subsidiary, the Existing Co-Investment Affiliate, Alcentra NY, and Steadfast Adviser, the “Applicants”).

The Order would supersede an exemptive order issued by the Commission on December 30, 2015 (the “Prior Order”)3 that was granted pursuant to Sections 17(d) and 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

1 Unless otherwise indicated, all section references herein are to the Act.

2 Unless otherwise indicated, all rule references herein are to rules under the Act.

3 See Alcentra Capital Corporation, et al. (File No. 812-14374) Investment Company Act Rel. Nos. 31927 (December 4, 2015) (notice) and 31951 (December 30, 2015) (order).

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In particular, the relief requested in this application (the “Application”) would allow a Regulated Fund4 (or a Wholly-Owned Investment Sub, as defined below) and one or more other Regulated Funds (or a Wholly-Owned Investment Sub) and/or one or more Co-Investment Affiliates5 to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. As used herein, “Co-Investment Transaction” means any transaction in which a Regulated Fund (or a Wholly-Owned Investment Sub) participated together with one or more other Regulated Funds (or a Wholly-Owned Investment Sub) and/or one or more Co-Investment Affiliates in reliance on the Order. “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or a Wholly-Owned Investment Sub) could not participate together with one or more other Regulated Funds (or a Wholly-Owned Investment Sub) and/or one or more Co-Investment Affiliates without obtaining and relying on the Order.

“Wholly-Owned Investment Sub” means an entity (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund (and, in the case of any SBIC Subsidiaries6 (as defined below), to maintain a license under the SBA Act (as defined below) and issue debentures guaranteed by the SBA (as defined below)); (iii) with respect to which the Board of a Regulated Fund7 has the sole authority to make all determinations with respect to the Wholly-Owned Investment Sub’s participation under the conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act. The Subsidiary is a Wholly-Owned Investment Sub, and any future subsidiaries of the Regulated Funds that participate in the Co-Investment Program will be Wholly-Owned Investment Subs.

4 The term “Regulated Funds” means the Existing Regulated Funds and any future closed-end investment companies that (a) are registered under the Act or have elected to be regulated as a business development company (“BDC”) under the Act, (b) are (i) advised by an Alcentra/Dreyfus Adviser, as defined below, or (ii) advised by Steadfast Adviser and sub-advised by an Alcentra/Dreyfus Adviser where the Alcentra/Dreyfus Adviser has discretionary authority to make investment decisions for such Regulated Fund, and (c) that intend to participate in the Co-Investment Program. “Alcentra/Dreyfus Adviser” means Alcentra NY, Dreyfus or an entity registered under the Investment Advisers Act of 1940 (“Advisers Act”) that is controlling, controlled by, or under common control with Alcentra NY or Dreyfus. The term “Adviser” means an Alcentra/Dreyfus Adviser or Steadfast Adviser. Alcentra NY and Dreyfus are direct or indirect wholly-owned subsidiaries of The Bank of New York Mellon Corporation (“BNY Mellon”). All references herein to the term “Adviser” include successors-in-interest to the Adviser. A successor-in-interest is limited to any entity resulting from a reorganization of the Adviser into another jurisdiction or a change in the type of business organization.

5 The term “Co-Investment Affiliates” means the Existing Co-Investment Affiliate and any Future Co-Investment Affiliate. “Future Co-Investment Affiliate” means any entity (i) whose investment adviser is an Alcentra/Dreyfus Adviser, (ii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act and (iii) that intends to participate in the Co-Investment Program.

6 The term “SBIC Subsidiary” means a Wholly-Owned Investment Sub that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, the (“SBA Act”) as a small business investment company (an “SBIC”).

7 The term “Board” means, with respect to any Regulated Fund, the board of directors or trustees, as applicable, of that Regulated Fund (including the “Alcentra Board” (as defined below), the “Steadfast Alcentra Board” (as defined below) and the "DCF Board" (as defined below)).

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A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Co-Investment Affiliate or another Regulated Fund because it would be a company controlled by the Regulated Fund for purposes of Sections 17(d) and 57(a)(4) and Rule 17d-l. Applicants request that a Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Subs. The Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If a Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

All existing entities that currently intend to rely on the Order have been named as Applicants. Any other existing or future entity that relies on the Order in the future will comply with the terms and conditions of the Application.

I.	APPLICANTS

A.	The Company

The Company was organized as a corporation under the General Corporate Laws of the State of Maryland on June 6, 2013 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Act.8 In connection with its initial public offering of common stock (the “IPO”), on March 12, 2014, the Company filed a registration statement on Form N-2, as subsequently amended and supplemented. On May 8, 2014, the Company filed a notice under Form N-54A to be subject to Sections 55 through 65 of the Act and filed a registration statement on Form 8-A to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”). Accordingly, the Company is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. In addition, on May 8, 2014, the SEC declared the Company’s registration statement on Form N-2 effective. The Company’s common stock is listed on the NASDAQ Global Select Market under the symbol “ABDC”. The Company’s principal place of business is 200 Park Avenue, 7th Floor, New York, New York 10166.

The Subsidiary is a Wholly-Owned Investment Sub, as defined above, the sole business purpose of which is to hold one or more investments on behalf of the Company. As a result, the Subsidiary does not have a specific investment objective and strategy. Because the Subsidiary is a wholly-owned, consolidated subsidiary of the Company, and the Company’s investment adviser is Alcentra NY, Alcentra NY also manages the assets of the Subsidiary. The Subsidiary is a Delaware limited liability company.

8 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

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The Company intends to make an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future.

The Company’s investment objective is to generate both current income and capital appreciation primarily by making direct investments in lower middle-market companies in the form of subordinated debt and, to a lesser extent, senior debt and minority equity investments. Investment decisions for the Company are made by Alcentra NY in accordance with the policies approved by the Board.

The Company’s business and affairs are managed under the direction of a board of directors (the “Alcentra Board”). The Alcentra Board currently consists of seven members, four of whom are not “interested persons” of the Company as defined in Section 2(a)(19) (the “Independent Directors”).9 No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of the Company. Paul Hatfield serves as director on the Alcentra Board and is an “interested person” of the Company as defined in Section 2(a)(19) of the Act because he is an officer or employee of Alcentra NY. Mr. Hatfield serves as Global Chief Investment Officer of Alcentra NY.

The Company has entered into an investment advisory agreement with Alcentra NY and an administrative agreement with State Street Bank and Trust Company.

B.	The Existing Co-Investment Affiliate

Alcentra Middle Market Fund IV, L.P. was formed as a Delaware limited partnership on September 16, 2014. The Existing Co-Investment Affiliate’s investment objective is to generate both current income and capital appreciation primarily by making direct investments in lower middle-market companies in the form of senior debt, unitranche debt, subordinated debt and minority equity investments. The Existing Co-Investment Affiliate currently has no investments. The Existing Co-Investment Affiliate is managed by Alcentra NY.

In reliance on the exclusion from the definition of “investment company” provided by Section 3(c)(1) or 3(c)(7) of the Act, none of the Co-Investment Affiliates will be registered under the Act.

9 The term “Independent Directors,” as used in this application, interchangeably refers to the directors or trustees, as applicable, of a Regulated Fund who are not “interested persons” of the Regulated Fund as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

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C.	Steadfast Alcentra

Steadfast Alcentra was organized as a Delaware statutory trust under the Delaware Statutory Trust Act on October 24, 2016. Steadfast Alcentra is a non-diversified, closed-end management investment company registered under the Act. Steadfast Alcentra filed an initial registration statement on Form N-2 on November 3, 2016, which was declared effective by the SEC on May 8, 2017. Steadfast Alcentra’s investment objective is to provide current income, and capital preservation with the potential for capital appreciation. Steadfast Alcentra intends to pursue its investment objective by providing customized financing solutions to lower middle-market and middle-market companies in the form of floating and fixed rate senior secured loans, second lien loans and subordinated debt, which, under normal circumstances, will collectively represent at least 80% of Steadfast Alcentra’s net assets (plus the amount of any borrowings for investment purposes). Steadfast Alcentra’s common shares of beneficial interest will not be listed for trading on any securities exchange. Steadfast Alcentra’s principal place of business is 18100 Von Karman Ave, Suite 500, Irvine, California 92612.

Steadfast Alcentra’s business and affairs are managed under the direction of a board of trustees (the “Steadfast Alcentra Board”), which currently consists of five members, three of whom are Independent Directors. No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of Steadfast Alcentra. Steadfast Alcentra intends to make an election to be treated for tax purposes as a RIC under the Code, and intends to continue to maintain such qualification in the future.

Steadfast Alcentra has entered into an investment advisory agreement with Steadfast Adviser, and Steadfast Adviser has engaged Alcentra NY to serve as Steadfast Alcentra's sub-adviser.

D.	DCF

DCF was incorporated under the General Corporate Laws of the State of Maryland on December 11, 2014. DCF is a diversified, closed-end management investment company registered under the Act that has a limited term of approximately seven years. In preparation for its initial public offering of common stock (which has not occurred as of the date hereof), DCF filed an initial registration statement on Form N-2 on December 16, 2014. DCF's investment objectives are to seek high current income and to return at least $9.835 per common share (the public offering price per common share after deducting a sales load of $0.165 per common share but before deducting offering costs of $0.02 per common share) to holders of record of common shares on or about December 1, 2024 (subject to certain extensions described in DCF's registration statement on Form N-2). Under normal market conditions, DCF will invest at least 80% of its managed assets in credit instruments and other investments with similar economic characteristics. Such credit instruments include: first lien secured floating rate loans, as well as investments in participations and assignments of such loans; second lien, senior unsecured, mezzanine and other collateralized and uncollateralized subordinated loans; corporate debt obligations other than loans; and structured products, including collateralized bond, loan and other debt obligations, structured notes and credit-linked notes. DCF's common shares have been approved for listing on the New York Stock Exchange, subject to notice of issuance.

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DCF's business and affairs are managed under the direction of a board of directors (the "DCF Board"), which initially consists of six members. Over 75% of DCF's directors as of the date hereof are Independent Directors, and all of DCF's directors will be Independent Directors after the completion of DCF's initial public offering of common stock. No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of DCF. DCF intends to make an election to be treated for tax purposes as a RIC under the Code, and intends to continue to maintain such qualification in the future.

DCF has entered into a management agreement with Dreyfus, and Dreyfus has engaged Alcentra NY to serve as DCF's sub-adviser.

E.	Alcentra NY

Alcentra NY is organized as a limited liability company under the laws of the state of Delaware. Alcentra NY is a subsidiary of the Alcentra Group, which is an indirect wholly-owned subsidiary of BNY Mellon. Alcentra NY is registered with the Commission pursuant to Section 203 of the Advisers Act.

Alcentra NY serves as investment adviser to the Company pursuant to an investment advisory agreement and also serves as investment adviser to the Existing Co-Investment Affiliate and as the sub-adviser to Steadfast Alcentra, pursuant to an investment sub-advisory agreement with Steadfast Adviser. Alcentra NY also serves as the sub-adviser to DCF pursuant to an investment sub-advisory agreement with Dreyfus. Alcentra NY reviews investments with respect to the Company, the Existing Co-Investment Affiliate, Steadfast Alcentra and DCF, and determines whether or not each entity should invest in a new portfolio company or other investment and, if so, to what extent.

F.	Steadfast Adviser

Steadfast Adviser is organized as a limited liability company under the laws of the State of Delaware and is wholly owned by Steadfast Investment Holdings, LLC, a Delaware limited liability company. Steadfast Adviser is affiliated with Steadfast Companies, a group of integrated real estate investment, management and development companies, which owns and/or manages over $4.6 billion in assets and employs a staff of over 2,100 in the United States and Mexico as of December 31, 2016. Steadfast Adviser is registered with the Commission pursuant to Section 203 of the Advisers Act and currently serves as investment adviser to Steadfast Alcentra pursuant to an investment advisory agreement. Steadfast Adviser’s principal place of business is 18100 Von Karman Ave, Suite 500, Irvine, California 92612.

Steadfast Adviser has delegated substantially all of its portfolio-management obligations as set forth in the investment advisory agreement to Alcentra NY pursuant to an investment sub-advisory agreement. Steadfast Adviser will have the right to attend all meetings of Alcentra NY’s investment committee and will have general oversight over the investment process on behalf of Steadfast Alcentra. Steadfast Adviser will also have ultimate responsibility for Alcentra NY’s performance under the terms of the investment sub-advisory agreement.

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G.	Dreyfus

Dreyfus is a corporation organized under the laws of the State of New York. Dreyfus is a wholly-owned subsidiary of BNY Mellon and is the primary mutual fund business of BNY Mellon, a global financial services company focused on helping clients manage and service their financial assets, operating in 35 countries and serving more than 100 markets. BNY Mellon Investment Management is one of the world’s leading investment management organizations, and one of the top U.S. wealth managers, encompassing BNY Mellon’s affiliated investment management firms, wealth management services and global distribution companies. Dreyfus is registered as an investment adviser with the Commission pursuant to Section 203 of the Advisers Act. Dreyfus serves as the investment manager to DCF pursuant to a management agreement.

As permitted under its management agreement with DCF, Dreyfus has delegated substantially all of its portfolio-management obligations as set forth in the management agreement to Alcentra NY pursuant to an investment sub-advisory agreement. Dreyfus is responsible for the overall management of DCF's portfolio and for the supervision and ongoing monitoring of Alcentra NY, which will provide day-to-day management of DCF's investments.

II.	RELIEF FOR PROPOSED CO-INVESTMENT TRANSACTIONS

A.	Co-Investment Transactions by the Regulated Funds and the Co-Investment Affiliates

1. Mechanics of the Co-Investment Program

As previously described, Steadfast Adviser serves as Steadfast Alcentra’s investment adviser, and Alcentra NY serves as Steadfast Alcentra’s sub-adviser. Alcentra NY will also continue to serve as the investment adviser to the Company, in the same manner as in the past. In these roles, Steadfast Adviser is responsible for the overall management of Steadfast Alcentra’s activities, and Alcentra NY is responsible for the day-to-day management of Steadfast Alcentra’s investment portfolio, in each case consistent with their respective fiduciary duties. Steadfast Adviser will provide investment advisory services under an investment advisory agreement with Steadfast Alcentra. Alcentra NY will provide investment advisory services under an investment sub-advisory agreement by and between Steadfast Adviser and Alcentra NY. The investment process will be a collaborative effort between Steadfast Adviser and Alcentra NY. Importantly, the relationship between Steadfast Adviser and Alcentra NY is arm’s length, and, beginning 24 months after the effective date of the investment advisory agreement, each of Steadfast Adviser and Alcentra NY may withdraw from the investment sub-advisory agreement upon 60 days’ prior written notice.

Alcentra NY is solely responsible for identifying and recommending investments for Steadfast Alcentra. Prior to any investment by Steadfast Alcentra, Alcentra NY will hold an investment committee meeting, with respect to which Steadfast Adviser has observer rights. Steadfast Adviser will participate in the investment process with regard to Steadfast Alcentra through the exercise of its observer rights. Steadfast Adviser will not source any Potential Co-Investment Transactions under the requested Order.

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Pursuant to its investment sub-advisory agreement with Dreyfus, Alcentra NY is responsible for the day-to-day management of DCF's investments, including the investment and reinvestment of DCF's assets. It is not expected that Dreyfus will source any Potential Co-Investment Transactions under the requested Order.

Upon issuance of the requested Order, Alcentra NY will manage the Company and the Existing Co-Investment Affiliate in the same manner that it has managed them in the past. In addition, DCF will be able to rely on the requested Order after the completion of its initial public offering. However, rather than making separate investments, the Regulated Funds and the Co-Investment Affiliates could co-invest in the Co-Investment Program.

In selecting investments for the Regulated Funds, an Alcentra/Dreyfus Adviser will consider only the investment objective(s), investment policies, investment position, capital available for investment, and other pertinent factors applicable to each Regulated Fund. Likewise, when selecting investments for the Co-Investment Affiliates, an Alcentra/Dreyfus Adviser will select investments for the Co-Investment Affiliates, considering only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to each Co-Investment Affiliate. As described herein, each of the Co-Investment Affiliates has or will have investment objectives and strategies that are similar to or overlap with the Objectives and Strategies10 of each of the Regulated Funds. To the extent there is an investment that falls within the Objectives and Strategies of one or more Regulated Funds and the investment objectives and strategies of one or more of the Co-Investment Affiliates, the applicable Alcentra/Dreyfus Adviser would expect such Regulated Funds and Co-Investment Affiliates to co-invest with each other, with certain exceptions based on available capital or diversification, as discussed below.11

Under the Co-Investment Program, each Co-Investment Transaction would be allocated among the participating Regulated Funds and Co-Investment Affiliates. Each Potential Co-Investment Transaction and the proposed allocation of each investment opportunity would be approved prior to the actual investment by the Required Majority of each Regulated Fund.12

10 The term “Objectives and Strategies,” with respect to each Regulated Fund, means the Regulated Fund’s investment objectives and strategies, as described in the Regulated Fund’s registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the 1933 Act, or under the Securities Exchange Act of 1934, as amended, and the Regulated Fund’s reports to stockholders.

11 The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

12 The term “Required Majority” has the meaning provided in Section 57(o) of the Act. The term “Eligible Directors” means the directors or trustees, as applicable, who are eligible to vote under section 57(o). In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to section 57(o).

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Alcentra NY has an investment committee (or, for DCF, primary portfolio managers) through which it will carry out its obligation under condition 1 to make a determination as to the appropriateness of the Potential Co-Investment Transaction for Steadfast Alcentra or DCF.  In the case of a Potential Co-Investment Transaction, Alcentra NY would apply its allocation policies and procedures in determining the proposed allocation for Steadfast Alcentra or DCF consistent with the requirements of condition 2(a).  We note that Alcentra NY, as a registered investment adviser, has developed a robust allocation process as part of its overall compliance policies and procedures.  Alcentra NY’s allocation process is designed to allocate investment opportunities fairly and equitably among its clients over time.  While each Alcentra NY client may not participate in each investment opportunity because, for example, the client’s allocation would be less than its minimum investment size, over time each Alcentra NY client would participate in investment opportunities fairly and equitably.

To allow for an independent review of co-investment activities, the Board of each Regulated Fund will receive, on a quarterly basis, a record of all investments made by the other Regulated Funds and the Co-Investment Affiliates during the preceding quarter that: (1) were consistent with such Regulated Fund’s then current Objectives and Strategies, but (2) were not made available to such Regulated Fund.  This record will include an explanation of why such investment opportunities were not offered to the Regulated Fund.  Each of the Alcentra/Dreyfus Adviser’s allocation process is capable of tracking all of the information required by condition 4, which will be presented to the applicable Regulated Fund’s Board on a regular basis.

All subsequent activity, meaning either to: (a) sell, exchange or otherwise dispose of an investment (collectively, a “Disposition”) or (b) complete a Follow-On Investment,13 in respect of an investment acquired in a Co-Investment Transaction will be made in accordance with the terms and conditions set forth in this Application. With respect to the pro rata Dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata Disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Co-Investment Affiliate and Regulated Fund in such Disposition or Follow-On Investment is proportionate to its outstanding investments in the issuer immediately preceding the Disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata Dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such Disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata Dispositions and Follow-On Investments with the result that all Dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

The Co-Investment Program stipulates that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to each Regulated Fund’s and to each Co-Investment Affiliate’s purchase be the same.

13 The term “Follow-On Investment” means any additional investment in an existing portfolio company, including the exercise of warrants, conversion privileges or other similar rights to acquire additional securities of the portfolio company.

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The amount of each Regulated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, a Co-Investment Affiliate’s capital available for investment is determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Co-Investment Affiliate’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

2. Reasons for Co-Investing

It is expected that co-investment in portfolio companies by the Regulated Funds and the Co-Investment Affiliates will increase the number of favorable investment opportunities for each Regulated Fund. The Co-Investment Program will be effected for a Regulated Fund only if it is approved by the Regulated Fund’s Required Majority on the basis that it would be advantageous for the Regulated Fund to have the additional capital from the Co-Investment Affiliates and/or other Regulated Funds available to meet the funding requirements of attractive investments in portfolio companies. A Regulated Fund that makes investments of the type contemplated by the Regulated Funds typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment.

In view of the foregoing, in cases where an Alcentra/Dreyfus Adviser identifies investment opportunities requiring larger capital commitments, the Alcentra/Dreyfus Adviser must seek the participation of other entities with similar investment styles. The availability of the Co-Investment Affiliates or additional Regulated Funds as investing partners of a Regulated Fund may alleviate some of that necessity in certain circumstances. A Regulated Fund could lose some investment opportunities if its Adviser cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by an Adviser due to a Regulated Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which a Regulated Fund’s individual or aggregate investment limits require the Adviser to arrange a syndication with unaffiliated entities, such Regulated Fund will likely be required to forego fewer suitable investment opportunities. With the assets of the other Regulated Funds and the Co-Investment Affiliates available for co-investment, there should be an increase in the number of opportunities accessible to each Regulated Fund.

The Advisers and the Board of each Regulated Fund believe that it will be advantageous for each Regulated Fund to co-invest with one or more other Regulated Funds and/or one or more Co-Investment Affiliates and that these co-investments would be consistent with the investment objectives, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements and other pertinent factors applicable to each Regulated Fund.

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The Advisers also believe that co-investment among the Regulated Funds and the Co-Investment Affiliates will afford each Regulated Fund the ability to achieve greater diversification and, together with the other Regulated Funds and the Co-Investment Affiliates, the opportunity to exercise greater influence on the portfolio companies in which they co-invest.

B. Applicable Law

1. Sections 17(d), 57(a)(4) and 57(i) of the Act, and Rule 17d-1 thereunder

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered closed- end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

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2. Section 57(b) of the Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The Act also provides that there shall be a presumption that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Section 2(a)(3)(C) defines an “affiliated person” of another person as “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

C. Need for Relief

Co-Investment Transactions may be prohibited by Sections 17(d) and/or 57(a)(4) and Rule 17d-1 without a prior order of the Commission to the extent that the Co-Investment Affiliates and the other Regulated Funds fall within the category of persons described by Section 17(d) or 57(b), as modified by Rule 57b-1 thereunder, vis-à-vis each Regulated Fund. Each of the other Regulated Funds and the Co-Investment Affiliates may be deemed to be affiliated persons of a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) Alcentra NY advises and may be deemed to control the Existing Co-Investment Affiliate and any Future Co-Investment Affiliate will be advised by and may be deemed to be controlled by an Alcentra/Dreyfus Adviser, (ii) Alcentra NY advises, or sub-advises, and may be deemed to control the Existing Regulated Funds and any future Regulated Fund will be advised or sub-advised by and may be deemed to be controlled by an Alcentra/Dreyfus Adviser because the Alcentra/Dreyfus Adviser has ultimate investment-making authority for such Existing Regulated Fund or future Regulated Fund, and (iii) the Alcentra/Dreyfus Advisers are controlled by the same persons. Thus, each other Regulated Fund and Co-Investment Affiliate could be deemed to be a person related to a Regulated Fund in a manner described by Section 57(b) and therefore prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 from participating in Co-Investment Transactions with each Regulated Fund.

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D. Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Sections 17(d) and 57(i) and Rule 17d-1, permitting a Regulated Fund and one or more other Regulated Funds and/or one or more Co-Investment Affiliates to participate in the same investment opportunities through the Co-Investment Program.

E. Precedents

The Commission has granted co-investment relief on numerous occasions in recent years,14 including relief to platforms that involve sub-advisers.15 This Application differs from the precedents involving sub-advisers because each of those involved a scenario in which the approval of the investment adviser of the sub-advised fund was required prior to the sub-advised fund participating in a Co-Investment Transaction, however, Applicants here believe that the procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in those orders. Applicants further submit that the involvement of a sub-adviser here does not raise any legal or policy concerns that are different from those considered in the precedent applications because (i) Steadfast Adviser will have observer rights to attend all meetings of Alcentra NY’s investment committee and (ii) both Steadfast Adviser and Dreyfus will, along with Alcentra NY, have general oversight over the investment process on behalf of Steadfast Alcentra and DCF, respectively, and the Steadfast Alcentra Board and the DCF Board, which will consist of a majority of Independent Directors, will be required to approve each Co-Investment Transaction.

14 See e.g., Medley Capital Corporation, et al. (File No. 812-14679) Investment Company Act Rel. Nos. 32520 (March 3, 2017) (notice) and 32581 (March 29, 2017) (order); Golub Capital BDC, Inc., et al. (File No. 812-13764) Investment Company Act Rel. Nos. 32461 (January 31, 2017) (notice) and 32509 (February 27, 2017) (order); Owl Rock Capital Corporation, et al. (File No. 812-14568) Investment Company Act Rel. Nos. 32422 (January 11, 2017) (notice) and 32469 (February 7, 2017) (order).

15 See, e.g., Altegris KKR Commitments Master Fund, et.al. (File No. 812-14410) Investment Company Act Rel. Nos. 32265 (September 19, 2016) (notice) and 32319 (October 17, 2016) (order); Carey Credit Income Fund, et al. (File No. 812-14426) Investment Company Act Rel. Nos. 32138 (June 2, 2016) (notice) and 32164 (June 28, 2016) (order); Triloma EIG Global Energy Fund, et al. (File No. 812-14429) Investment Company Act Rel. Nos. 32106 (May 5, 2016) (notice) and 32132 (May 31, 2016) (order); Benefit Street Partners BDC, Inc., et al. (File No. 812-14126), Investment Company Act Release No. 31651 (May 27, 2015) (notice) and 31686 (June 23, 2015) (order).

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F. Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before the investment is made, as well as the fact that the other protective conditions set forth in this Application have been established, ensure that the Regulated Funds will be treated fairly.

If an Adviser or its principal owners (the “Principals”), or any person controlling, controlled by, or under common control with the Adviser or the Principals, and the Co-Investment Affiliates (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under condition 14.

Applicants believe that this condition 14 will ensure that the Independent Directors will act independently in evaluating the Co-Investment Program, because the ability of an Adviser or the Principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed will be limited significantly. Pursuant to condition 14, the Independent Directors shall evaluate and approve any such independent third party, taking into accounts its qualifications, reputation for independence, cost to the Regulated Fund’s shareholders, and other factors that they deem relevant.

The conditions to which the requested relief will be subject are designed to ensure that the Advisers or the principals of the Advisers would not be able to favor the Co-Investment Affiliates over the Regulated Funds, or one Regulated Fund over another Regulated Fund, through the allocation of investment opportunities among them. Because many attractive investment opportunities for a Regulated Fund will also be attractive investment opportunities for one or more Co-Investment Affiliates and/or one or more other Regulated Funds, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to one Regulated Fund or the Co-Investment Affiliates as opportunities arise.

Applicants submit that each Regulated Fund’s participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants. Applicants believe that the conditions will ensure that the Advisers would not be able to favor the Co-Investment Affiliates over the Regulated Funds, or one Regulated Fund over another Regulated Fund, through the allocation of investment opportunities among them.

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After making the determinations required in conditions 1 and 2(a), other than in the case of pro rata Dispositions and Follow-On Investments as provided for in conditions 7 and 8, the applicable Alcentra/Dreyfus Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the Regulated Fund.

Applicants believe that participation by the Regulated Funds in pro rata Dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness.

G. Conditions

Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

1.	Each time an Alcentra/Dreyfus Adviser considers a Potential Co-Investment Transaction for a Co-Investment Affiliate or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, the Regulated Fund’s Alcentra/Dreyfus Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.	a. If the Alcentra/Dreyfus Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

b.    If the aggregate amount recommended by the Alcentra/Dreyfus Adviser to a Regulated Fund to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Co-Investment Affiliates, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested be each such party will be allocated among them pro rata based on each participating party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The Alcentra/Dreyfus Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s available capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

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c.            After making the determinations required in conditions 1 and 2(a), the Alcentra/Dreyfus Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Regulated Fund and each Co-Investment Affiliate to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Co-Investment Affiliates only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

i.            the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its stockholders and do not involve overreaching in respect of the Regulated Fund or its stockholders on the part of any person concerned;

ii.           the Potential Co-Investment Transaction is consistent with:

A.          the interests of the Regulated Fund’s stockholders; and

B.          the Regulated Fund’s then-current Objectives and Strategies;

iii.          the investment by the other Regulated Funds or any Co-Investment Affiliates would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of any other Regulated Fund or Co-Investment Affiliate; provided that, if any other Regulated Fund or Co-Investment Affiliate, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition 2(c)(iii), if:

A.          the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

B.          the Alcentra/Dreyfus Adviser agrees to, and does, provide periodic reports to the Board of the Regulated Fund with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

C.          any fees or other compensation that any other Regulated Fund, or any Co-Investment Affiliate, or any affiliated person of either receives in connection with the right of any other Regulated Fund or a Co-Investment Affiliate to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Co-Investment Affiliates (which each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

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iv.         the proposed investment by the Regulated Fund will not benefit the Advisers, the Co-Investment Affiliates, the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Sections 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.	Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.	Each Adviser to a Regulated Fund will present to the Board of the applicable Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds and Co-Investment Affiliates during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.	Except for Follow-On Investments made in accordance with condition 8 below,[16] a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Co-Investment Affiliate, or any affiliated person of another Regulated Fund or Co-Investment Affiliate is an existing investor.

6.	A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Co-Investment Affiliate. The grant to a Co-Investment Affiliate or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

16 This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

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7.	a. If any Co-Investment Affiliate or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the Alcentra/Dreyfus Adviser will:

i.            notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed Disposition at the earliest practical time; and

ii.           formulate a recommendation as to participation by each Regulated Fund in the Disposition.

b.            Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to any participating Co-Investment Affiliates and any other Regulated Funds.

c.            A Regulated Fund may participate in such Disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate and Regulated Fund in such Disposition is proportionate to its outstanding investments in the issuer immediately preceding the Disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this condition. In all other cases, the Alcentra/Dreyfus Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Regulated Fund’s Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests;

d.            Each Co-Investment Affiliate and each Regulated Fund will bear its own expenses in connection with any such Disposition.

8.	a. If any Co-Investment Affiliate or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the Alcentra/Dreyfus Adviser will:

i.            notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

ii.           formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

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b.            A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate and each Regulated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Follow-On Investments made in accordance with this condition. In all other cases, the Alcentra/Dreyfus Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

c.            If, with respect to any Follow-On Investment:

i.            the amount of the Follow-On Investment is not based on the Co-Investment Affiliates’ and the Regulated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

ii.           the aggregate amount recommended by the Alcentra/Dreyfus Adviser to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Co-Investment Affiliates in the same transaction, exceeds the amount of the opportunity, then the amount to be invested by each such party will be allocated among them pro rata based on each participating party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

d.            The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9.	The Independent Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by the Co-Investment Affiliates and the other Regulated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

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10.	Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f) of the Act.

11.	No Independent Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the Act), of any Co-Investment Affiliate.

12.	The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Co-Investment Affiliates and the Regulated Funds, be shared by the participating Co-Investment Affiliates and the participating Regulated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13.	Any transaction fee[17] (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Co-Investment Affiliates and Regulated Funds on a pro rata basis based on the amount they each invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Co-Investment Affiliates and Regulated Funds based on the amount each invests in such Co-Investment Transaction. None of the Co-Investment Affiliates, the Regulated Funds, the Advisers nor any affiliated person of the Regulated Funds or Co-Investment Affiliates will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Co-Investment Affiliates and the Regulated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of the Advisers, investment advisory fees paid in accordance with their respective investment advisory agreements with the Regulated Funds and Co-Investment Affiliates).

14.	If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) all other matters under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

17 Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

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15.	Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and conditions of the application and the procedures established to achieve such compliance.

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

David P. Scopelliti

Alcentra Capital Corporation

President and Chief Executive Officer

200 Park Avenue, 7th Floor

New York, NY 10166

(212) 922-8240

Jeff S. Prusnofsky, Esq.

Dreyfus Alcentra
Global Credit Income 2024 Target Term Fund, Inc.

Vice President

200 Park Avenue

New York, New York 10166

(212) 922-6796

Christopher Hilbert

Steadfast Alcentra Global Credit Fund

Chief Executive Officer

18100 Von Karman Avenue, Suite 500

Irvine, CA 92612

(877) 567-7246

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Harry S. Pangas, Esq.

Anne G. Oberndorf, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, N.W.

Washington, D.C. 20001

(202) 383-0100

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David Stephens, Esq.

Nicole M. Runyan, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036
(212) 969-3000

Heath D. Linsky, Esq.

Lauren B. Prevost, Esq.

Owen J. Pinkerton, Esq.

Morris, Manning & Martin, LLP

1600 Atlanta Financial Center

3343 Peachtree Road, N.E.

Atlanta, Georgia 30326-1044

(404) 233-7000

B.	Authorizations

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that each Regulated Fund, by resolution duly adopted by each Board, in the case of the Company, on April 3, 2017 (attached hereto as Exhibit B-1), in the case of Steadfast Alcentra, on March 20, 2017 (attached hereto as Exhibit B-2), and, in the case of DCF, on October 25, 2017 (attached hereto as Exhibit B-3) has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 57(i) of the Act and Rule 17d-1 under the Act, for an order pursuant to Section 57(i) of the Act, and Rule 17d-1 under the Act, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of such Act and Rule 17d-1. Each person executing the Application on behalf of the Applicants says that he has duly executed the Application for and on behalf of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 27th day of October, 2017.

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ALCENTRA CAPITAL CORPORATION

By:	/s/ David P. Scopelliti
Name:	David P. Scopelliti
Title:	President and Chief Executive Officer

Alcentra Middle Market Fund IV, L.P.

By:	/s/ Paul Hatfield
Name:	Paul Hatfield
Title:	Authorized Person

ALCENTRA NY, LLC

By:	/s/ David P. Scopelliti
Name:	David P. Scopelliti
Title:	Authorized Person

Alcentra BDC EQUITY HOLDINGS, LLC

By:	Alcentra Capital Corporation, as Sole Member
/s/ David P. Scopelliti
Name:	David P. Scopelliti
Title:	President and Chief Executive Officer of Alcentra Capital Corporation

THE DREYFUS CORPORATION

By:	/s/ James Bitetto
Name:	James Bitetto
Title:	Secretary

STEADFAST INVESTMENT Adviser, LLC

By:	/s/ Michael Tamasco
Name:	Michael Tamasco
Title:	President

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STEADFAST ALCENTRA GLOBAL CREDIT FUND

By:	/s/ Michael Tamasco
Name:	Michael Tamasco
Title:	President

DREYFUS ALCENTRA GLOBAL CREDIT INCOME 2024 TARGET TERM FUND, INC.

By:	/s/ James Bitetto
Name:	James Bitetto
Title:	Vice President

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EXHIBIT A-1

VERIFICATION

The undersigned states that he has duly executed the attached application, dated as of October 27, 2017, for and on behalf of Alcentra Capital Corporation, Alcentra Middle Market Fund IV, L.P., Alcentra NY, LLC, and Alcentra BDC Equity Holdings, LLC, that he is the Chief Executive Officer of Alcentra Capital Corporation and an authorized person of Alcentra Middle Market Fund IV, L.P., Alcentra NY, LLC, and Alcentra BDC Equity Holdings, LLC; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ David P. Scopelliti
Name:	David P. Scopelliti
Date:	October 27, 2017

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EXHIBIT A-2

VERIFICATION

The undersigned states that he has duly executed the attached application, dated as of October 27, 2017, for and on behalf of Steadfast Alcentra Global Credit Fund and Steadfast Investment Adviser, LLC; that he is the President of each of Steadfast Alcentra Global Credit Fund and Steadfast Investment Adviser, LLC; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ Michael Tamasco
Name:	Michael Tamasco
Date:	October 27, 2017

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EXHIBIT A-3

VERIFICATION

The undersigned states that he has duly executed the attached application, dated as of October 27, 2017, for and on behalf of The Dreyfus Corporation; that he is the Secretary of The Dreyfus Corporation; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ James Bitetto
Name:	James Bitetto
Date:	October 27, 2017

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EXHIBIT A-4

VERIFICATION

The undersigned states that he has duly executed the attached application, dated as of October 27, 2017, for and on behalf of Dreyfus Alcentra Global Credit Income 2024 Target Term Fund, Inc.; that he is a Vice President of Dreyfus Alcentra Global Credit Income 2024 Target Term Fund, Inc.; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ James Bitetto
Name:	James Bitetto
Date:	October 27, 2017

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EXHIBIT B-1

Resolutions of the Board of Directors of Alcentra Capital Corporation

WHEREAS, the Board of Directors has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 under the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

(Approved by unanimous written consent of the Board of Directors on April 3, 2017)

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EXHIBIT B-2

Resolutions of the Board of Trustees of Steadfast Alcentra Global Credit Fund

WHEREAS, the Board of Trustees of Steadfast Alcentra Global Credit Fund (the “Fund”) has reviewed the Fund’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) of the Act.

NOW, THEREFORE, BE IT RESOLVED, that the Fund’s officers (an “Authorized Officer” and, collectively, the “Authorized Officers”) shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Authorized Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

(Approved by unanimous written consent of the Board of Trustees on March 20, 2017)

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EXHIBIT B-3

Resolutions of the Board of Directors of Dreyfus Alcentra Global Credit Income 2024 Target Term Fund, Inc.

RESOLVED, that the officers and agents (each, an "Authorized Officer" and, collectively, the "Authorized Officers") of Dreyfus Alcentra Global Credit Income 2024 Target Term Fund, Inc. (the "Fund") shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the Securities and Exchange Commission (the "Commission") the Fund's Co-Investment Exemptive Application (the "Exemptive Application"), in substantially the form attached hereto as Exhibit A; and it was further

RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Authorized Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and it was further

RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and it was further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

(Approved at a meeting of the Board of Directors on October 25, 2017)

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